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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                  FORM 12b-25

                          Notification of Late Filing

                                    Commission File Number 0-26479
                                                           -------

(Check One)
[_]  Form 10-K and Form 10-KSB       [_]  Form 11-K
[_]  Form 20-F  [X] Form 10-Q and Form 10-QSB  [_]  Form N-SAR

       For period ended September 30, 2000
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[_]  Transition Report on Form 10-K and Form 10-KSB
[_]  Transition Report on Form 20-F
[_]  Transition Report on Form 11-K
[_]  Transition Report on Form 10-Q and Form 10-QSB
[_]  Transition Report on Form N-SAR

       For the transition period ended ________________________________________

       Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________

________________________________________________________________________________

                                    PART I
                            REGISTRANT INFORMATION

       Full name of registrant Wolfpack Corporation
                               -------------------------------------------------

       Former name if applicable________________________________________________

________________________________________________________________________________

       Address of principal executive office (Street and Number) 17 Glenwood
                                                                ------------
       Avenue
       ------

       City, State and Zip Code Raleigh, North Carolina 27603
                             -----------------------------------------------
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                                    PART II
                            RULE 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                   PART III
                                   NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant's management was unable to complete the financial statements to be included in the report and was unable to furnish them to the registrant's reviewing accountant in sufficient time to complete preparation of the report by its due date.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

     James G. Smith, Esq.                       (212)             983-6900
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                                            (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s). [X]  Yes        [_]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if
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appropriate, state the reason why a reasonable estimate of the results cannot be made.

The registrant completed the acquisition of Jetco Communications corporation during the quarter ended June 30, 2000. The results of operations for the period ended September 30, 2000 will likely be significantly different from the same period for the prior fiscal year, but, as yet, management is unable to determine the size of such difference since financial statements of the acquired company are not yet completed for this period.


                              WOLFPACK CORPORATION
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                 (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 14, 2000             By: /s/ PETER L. COKER
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                                    Peter L. Coker, President